UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39037G109

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,618,850(1)
	8	SHARED VOTING POWER 2,441,541(2)
	9	SOLE DISPOSITIVE POWER 2,618,850(1)
	10	SHARED DISPOSITIVE POWER 2,441,541(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA, PN

(1)

Northern Right Management (as defined herein) may be deemed to beneficially own 2,618,850 shares of Common Stock (as defined herein) currently held by the Managed Accounts (as defined herein), including 970,130 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to the Managed Accounts in connection with the conversion of their PIK Notes (as defined herein), subject to adjustment as provided in the PIK Notes.

(2)

Northern Right Management may be deemed to beneficially own 2,441,541 shares of Common Stock currently held by Northern Right QP (as defined herein) and NRC Partners I (as defined herein), including 889,286 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP and NRC Partners I in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,853,894(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,853,894(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

(1)

Northern Right QP is the sole owner of 1,449,673 shares of Common Stock and has a conversionary interest in 404,221 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 587,647(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 587,647(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

(1)

NRC Partners I is the sole owner of 102,582 shares of Common Stock and has a conversionary interest in 485,065 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,060,391(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,060,391(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA, OO

(1)

BCA (as defined herein) may be deemed to beneficially own 5,060,391 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,859,416 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

CUSIP No. 39037G109

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,112(1)
	8	SHARED VOTING POWER 5,060,391(2)
	9	SOLE DISPOSITIVE POWER 184,112(1)
	10	SHARED DISPOSITIVE POWER 5,060,391(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,244,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

(1)

Mr. Drapkin is the sole owner of 276,711 restricted shares of Common Stock of which 178,702 restricted shares are deferred pursuant to a pre-established deferral election and will be delivered in a single lump sum upon the earlier of (a) three years from the grant date of such shares and (b) termination of Mr. Drapkin’s service as a member of the board of directors of the Issuer (as defined herein). Of such deferred shares, 63,436 will remain unvested within 60 days of the date of this Statement and 5,259 are currently unvested but will vest within 60 days of the date of this Statement. Mr. Drapkin also has a conversionary interest in 80,844 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Mr. Drapkin in connection with the conversion of his PIK Notes, subject to adjustment as provided in the PIK Notes.

(2)

Mr. Drapkin may be deemed to beneficially own 5,060,391 shares of Common Stock currently held by Northern Right QP, NRC Partners I and the Managed Accounts, including 1,859,416 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes.

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017, as amended on October 5, 2017, March 2, 2020, May 16, 2022 and June 13, 2022, on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Group, Inc., a Delaware corporation (the “Issuer”) (as amended, this “Statement”).

This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); NRC Partners I, LP, a Delaware limited partnership (“NRC Partners I”); and Matthew A. Drapkin.

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP and NRC Partners I, and the investment manager for separate managed accounts on behalf of investment advisory clients (the “Managed Accounts”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

From June 14, 2022 to July 20, 2022, the Reporting Persons expended an aggregate amount equal to $262,633.39 (including commissions) to purchase 108,324 shares of Common Stock. In February of 2020, the Reporting Persons expended an aggregate of $6,000,000 to purchase 5.0% Convertible Senior PIK Notes due 2030 of the Issuer (the “PIK Notes”). Following the purchase of the PIK Notes, the Reporting Persons receiv additional PIK Notes as interest payments thereon, on each of June 30 and December 31 beginning in the year 2020 and continuing thereafter until the maturity of the PIK Notes. All or any portion of the PIK Notes may be converted by their holders into shares of Common Stock if the portion to be converted is $1,000 principal amount or an integral multiple thereof. The Reporting Persons may convert, as of the date of this Statement, at their option and at any time after issuance, the PIK Notes to a maximum of 1,940,260 shares of Common Stock in the aggregate at an initial conversion rate of 288.0018 shares of Common Stock per $1,000 principal amount of PIK Notes, subject to customary conversion rate adjustments.

Funds used to purchase the reported securities have come from the working capital of Northern Right QP, NRC Partners I and the Managed Accounts, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)–(j) On June 16, 2022, Northern Right Management entered into a 10b5-1 Trading Plan and Stock Sale Agreement (the “10b5-1 Plan”) with Imperial Capital, LLC (the “Buying Agent”), pursuant to which the Buying Agent is authorized to purchase Common Stock of the Issuer on behalf of Northern Right Management, subject to certain conditions and restrictions set forth in the 10b5-1 Plan. The 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. As of July 20, 2022, the Buying Agent has acquired 6,940 shares of Common Stock of the Issuer through the 10b5-1 Plan on behalf of Northern Right Management.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of July 20, 2022, the Reporting Persons may be deemed to beneficially own in the aggregate 5,244,503 shares of Common Stock, which represent approximately 17.8% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 29,406,773 shares of Common Stock outstanding, which is derived by adding (i) 27,466,513 shares of Common Stock outstanding as of May 2, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2022, and (ii) the shares of Common Stock that could be issued to each Reporting Person in connection with the maximum conversion of the PIK Notes, subject to adjustment as provided in the PIK Notes. The number of outstanding shares described in the preceding sentence does not include the conversion of the PIK Notes held by the holders other than the Reporting Persons.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,853,894 shares of Common Stock (the “QP Shares”), including 404,221 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to Northern Right QP in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 6.3% of the outstanding shares of Common Stock.

NRC Partners I beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 587,647 shares of Common Stock (the “NRC Shares”), including 485,065 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to NRC Partners I in connection with the conversion of its PIK Notes, subject to adjustment as provided in the PIK Notes. These shares of Common Stock represent approximately 2.0% of the outstanding shares of Common Stock.

As general partner of Northern Right QP and NRC Partners I, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares and the NRC Shares. Northern Right Management disclaims

[1]

Excludes 178,702 Deferral Shares, which were issued to Mr. Drapkin in consideration of his service on the Board. Of such Deferral Shares, 63,436 are currently unvested and will not vest within 60 days of the date of this Statement, 5,259 are currently unvested and will vest within 60 days of the date of this Statement. Such shares will vest as follows: (i) 15,778 Deferral Shares will vest in equal monthly installments on the end of each month beginning on July 31, 2022 through December 31, 2022; (ii) 20,632 Deferral Shares will vest in equal installments on September 30, 2022 and December 31, 2022; and (iii) 32,285 Deferral Shares will vest in equal installments on September 30, 2022, December 31, 2022 and March 31, 2023.

beneficial ownership of the such shares. Northern Right Management in its capacity as investment manager for the Managed Accounts may be deemed to have the sole power to vote or direct the vote of (and the power to dispose or direct the disposition of) the 2,618,850 shares of the Common Stock held by the Managed Accounts, including 970,130 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued to the Managed Accounts in connection with the conversion of their PIK Notes, subject to adjustment as provided in the PIK Notes. In the aggregate, such shares represent approximately 8.9% of the outstanding shares of Common Stock.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management, including 1,859,416 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. In the aggregate, such shares represent approximately 17.2% of the outstanding shares of Common Stock.

Mr. Drapkin beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 184,112 shares of Common Stock. Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA, including 1,859,416 shares of Common Stock, which represent the maximum number of shares of Common Stock that could be issued in the aggregate to Northern Right QP, NRC Partners I and the Managed Accounts in connection with the conversion of their PIK Notes. Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. In the aggregate, such shares represent approximately 17.8% of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the most recent amendment to their Schedule 13D, all of which were brokered transactions, are set forth below. From June 14, 2022 to July 20, 2022, the Reporting Persons purchased 108,324 shares of Common Stock of the Issuer, including 6,940 shares of Common Stock pursuant to the 10b5-1 Plan.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share ($)
Northern Right QP	06/14/2022	24,633	2.42
Northern Right QP	06/15/2022	1,565	2.4391
Northern Right QP	06/16/2022	7,184	2.476
Northern Right QP	07/18/2022	1,087	1.9984
Northern Right QP	07/20/2022	1,203	1.984
NRC Partners I, LP	06/14/2022	8,097	2.42
NRC Partners I, LP	06/15/2022	515	2.4391
NRC Partners I, LP	06/16/2022	2,295	2.476
NRC Partners I, LP	07/18/2022	345	1.9984
NRC Partners I, LP	07/20/2022	388	1.984
Managed Account	06/14/2022	4,770	2.42

Managed Account	06/15/2022	306	2.4391
Managed Account	06/16/2022	1,327	2.476
Managed Account	07/18/2022	209	1.9984
Managed Account	07/20/2022	238	1.984
Managed Account	06/14/2022	37,500	2.42
Managed Account	06/15/2022	2,386	2.4391
Managed Account	06/16/2022	10,806	2.476
Managed Account	07/18/2022	1,641	1.9984
Managed Account	07/20/2022	1,829	1.984

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

10b5-1 Plan

On June 16, 2022, Northern Right Management entered into the 10b5-1 Plan with the Buying Agent for the purpose of complying with Rule 10b5-1. The 10b5-1 Plan allows the Buying Agent to purchase shares of Common Stock subject to the satisfaction of certain conditions, including, among others, the trading price. All purchases under the 10b5-1 Plan are to be made in the discretion of the Buying Agent and in compliance with all of the terms, conditions and restrictions of the 10b5-1 Plan.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2022

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

NRC PARTNERS I, LP

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
	Name:	Matthew A. Drapkin
	Title:	Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin